UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

COST PLUS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

221485105

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 2 OF 13 PAGES

1	NAME OF REPORTING PERSONS. I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,759,461 shares (See Item 5)
8 SHARED VOTING POWER None (See Item 5)
9 SOLE DISPOSITIVE POWER 2,759,461 shares (See Item 5)
10 SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,759,461 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 3 OF 13 PAGES

1	NAME OF REPORTING PERSONS. I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners II, L.P. 20-4117535
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,102,500 shares (See Item 5)
8 SHARED VOTING POWER None (See Item 5)
9 SOLE DISPOSITIVE POWER 1,102,500 shares (See Item 5)
10 SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,102,500 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 4 OF 13 PAGES

1	NAME OF REPORTING PERSONS. I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners III, L.P. 20-5329858
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,656,961 shares (See Item 5)
8 SHARED VOTING POWER None (See Item 5)
9 SOLE DISPOSITIVE POWER 1,656,961 shares (See Item 5)
10 SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,656,961 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 5 OF 13 PAGES

1	NAME OF REPORTING PERSONS. I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,759,461 shares (See Item 5)
8 SHARED VOTING POWER None (See Item 5)
9 SOLE DISPOSITIVE POWER 2,759,461 shares (See Item 5)
10 SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,759,461 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 6 OF 13 PAGES

1	NAME OF REPORTING PERSONS. I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,759,461 shares (See Item 5)
8 SHARED VOTING POWER None (See Item 5)
9 SOLE DISPOSITIVE POWER 2,759,461 shares (See Item 5)
10 SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,759,461 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 7 OF 13 PAGES

1	NAME OF REPORTING PERSONS. I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U. S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,759,461 shares (See Item 5)
8 SHARED VOTING POWER None (See Item 5)
9 SOLE DISPOSITIVE POWER 2,759,461 shares (See Item 5)
10 SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,759,461 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 8 OF 13 PAGES

This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2006, as amended by Amendment No. 1 thereto, filed with the SEC on December 6, 2006, Amendment No. 2 thereto, filed with the SEC on December 22, 2006, Amendment No. 3 thereto, filed with the SEC on January 8, 2007, Amendment No. 4 thereto, filed with the SEC on April 18, 2007, Amendment No. 5 thereto, filed with the SEC on August 27, 2007 and Amendment No. 6 thereto, filed with the SEC on September 6, 2007 (together, this “Schedule 13D”), by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), (iii) Red Mountain Capital Partners III, L.P., a Delaware limited partnership (“RMCP III”), (iv) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (v) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (vi) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Cost Plus, Inc., a California corporation (“Cost Plus”). RMCP LLC, RMCP II, RMCP III and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.” The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 7) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to include the following information:

On December 6, 2007, RMCP III purchased 66,954 shares of Common Stock on the open market at a weighted average price of $3.3711 per share. The source of the funds used by RMCP III to purchase such shares was working capital of RMCP III.

On December 7, 2007, RMCP III purchased 41,296 shares of Common Stock on the open market at a weighted average price of $3.8163 per share. The source of the funds used by RMCP III to purchase such shares was working capital of RMCP III.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)

RMCP II beneficially owns, in the aggregate, 1,102,500 shares of Common Stock, which represent approximately 5.0% of the outstanding Common Stock. (1) RMCP II has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 1,102,500 shares of Common Stock.

RMCP III beneficially owns, in the aggregate, 1,656,961 shares of Common Stock, which represent approximately 7.5% of the outstanding Common Stock. RMCP III has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 1,656,961 shares of Common Stock.

The shares of Common Stock beneficially owned by RMCP II and RMCP III, when aggregated together, total 2,759,461 shares, which represent approximately 12.5% of the outstanding Common Stock.

(1)

All calculations of percentage ownership in this Schedule 13D are based on approximately 22,087,113 shares of Common Stock estimated to be issued and outstanding as of December 6, 2007, as reported in the Quarterly Report on Form 10-Q for the Quarterly Period ended November 3, 2007, which was filed by Cost Plus with the SEC on December 10, 2007.

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 9 OF 13 PAGES

Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMCP II and RMCP III, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMCP II and RMCP III.

Other than shares of Common Stock beneficially owned by RMCP II or RMCP III, none of the Reporting Persons or Mr. Teets may be deemed to beneficially own any shares of Common Stock.

Each of RMCP LLC, RMCP II, RMCP III and RMCP GP affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, Mr. Teets disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

(c)	The information set forth above in Item 3 is hereby incorporated by reference in response to this Item 5(c).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

As previously disclosed in Amendment No. 4 and Amendment No. 5 to this Schedule 13D, the Reporting Persons and Cost Plus are parties to that certain confidentiality and standstill agreement, dated as of April 11, 2007, as amended as of August 22, 2007 (the “Confidentiality and Standstill Agreement”).

On December 12, 2007, the Reporting Persons and Cost Plus executed an amendment (the “Second Amendment”) to the Confidentiality and Standstill Agreement to extend the standstill provisions and the term of the Confidentiality and Standstill Agreement until December 31, 2008. The Second Amendment allows the Reporting Persons to terminate the Confidentiality and Standstill Agreement (including the standstill provisions set forth therein) after the approval by the board of directors of Cost Plus of: (i) any sale of more than 20% of the assets of Cost Plus and its subsidiaries, taken as a whole, (ii) the beneficial ownership by any person of more than 20% of any class of outstanding equity securities of Cost Plus (including any transaction or series of transactions that, if consummated, would result in any person beneficially owning more than 20% of any class of outstanding equity securities of Cost Plus), or (iii) any merger, consolidation or other business combination involving Cost Plus or any of its subsidiaries. In addition, if the board of directors of Cost Plus undertakes a formal process to solicit proposals with respect to any of the matters described in the foregoing clauses (i) through (iii) or, with respect to unsolicited proposals, determines that any proposal relating to any such matter is reasonably likely to be approved, then the Second Amendment requires Cost Plus to notify the Reporting Persons that subparagraph (h) of the standstill provisions set forth in the Confidentiality and Standstill Agreement has been waived by Cost Plus. As previously disclosed in Amendment No. 4 to this Schedule 13D, subparagraph (h) of the standstill provisions set forth in the Confidentiality and Standstill Agreement prohibits the Reporting Persons from requesting that Cost Plus amend or waive any of the standstill provisions set forth in the Confidentiality and Standstill Agreement.

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 10 OF 13 PAGES

The foregoing description of the Second Amendment is a summary only and is qualified in its entirety by reference to the full text of the Second Amendment, which is filed as Exhibit 4 to this Schedule 13D and is hereby incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

4	Second Amendment to Confidentiality Agreement, dated as of December 12, 2007, by and among Cost Plus and the Reporting Persons (filed herewith).

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 11 OF 13 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2007

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS II, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS III, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 12 OF 13 PAGES

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 13 OF 13 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of September 18, 2006, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on September 18, 2006).

2	Confidentiality and Standstill Agreement, dated as of April 11, 2007, by and among Cost Plus and the Reporting Persons (incorporated by reference to Exhibit No. 2 to Amendment No. 4 to this Schedule 13D filed by the Reporting Persons with the SEC on April 18, 2007).

3	Amendment to Confidentiality Agreement, dated as of August 22, 2007, by and among Cost Plus and the Reporting Persons (incorporated by reference to Exhibit No. 3 to Amendment No. 5 to this Schedule 13D filed by the Reporting Persons with the SEC on August 27, 2007).

4	Second Amendment to Confidentiality Agreement, dated as of December 12, 2007, by and among Cost Plus and the Reporting Persons (filed herewith).